Exhibit 99.1

Sierra Metals Reports Q2-2018 Financial Results at its Sociedad Minera Corona Subsidiary in Peru

  Financial results positively impacted by record throughput, increased production of higher value ore, and consistent metal pricing

TORONTO, July 30, 2018 /CNW/ - Sierra Metals Inc. (TSX:SMT, BVL:SMT) ("Sierra Metals" or the "Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") unaudited Financial Statements and the Management Discussion and Analysis ("MD&A") for the second quarter of 2018 ("Q2 2018").

The Company holds an 81.8%  interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona's Highlights for the Three Months Ended June 30, 2018

  Revenues increased 18% to US$44.8 million vs. US$37.9 million in Q2 2017
  Adjusted EBITDA increased 24% to US$23.5 million vs. US$18.9 million in Q2 2017
  Total tonnes processed increased 19% to 283,450 vs. 237,912 in Q2 2017
  Net production revenue per tonne of ore milled increased by 4% to US$158.40
  All in sustaining cost ("AISC") per zinc equivalent payable pound lower by 5% to US$0.72
  Zinc equivalent production of 39.8 million pounds vs. 36.6 million pounds in Q2 2017
  $20.3 million of cash and cash equivalents as at June 30, 2018
  $38.7 million of working capital as at June 30, 2018

"Corona's 2018 second quarter results demonstrate the Company's continued commitment to successfully growing mineral resources, as well as production, at Yauricocha," stated Igor Gonzales, President and CEO of Sierra Metals. "In Q2 2018 the Mine reported an 18% increase in revenue, and a 25% increase in adjusted EBITDA over the same period in 2017.  With record quarterly throughput, a 4% increase to production revenue per tonne milled, and a 5% decrease to the AISC per zinc equivalent payable pound, Yauricocha's operational and financial performance continues to improve as well made capital investments come to fruition at the Mine."

He continued, "With a positive Preliminary Economic Assessment study completed and future production expansion plans under way, management is confident that the outlook for continued success at the Yauricocha Mine remains positive. The Company continues to have a solid balance sheet, and strong liquidity, to meet its operational and growth expenditure requirements. We look forward to the developments taking place over the third quarter, including the completion of the Yauricocha tunnel infrastructure, as well as the continued sinking of the Yauricocha shaft to provide access to a significant amount of reserves and resources that were recently delineated. These projects will enable our team to operate more efficiently and effectively, ultimately providing an even stronger balance sheet for Sierra Metals."

The following table displays the production results for the three and six months ("H1 2018") ended June 30, 2018:

(In thousands of US dollars except cash cost and revenue per tonne metrics)	Three Months Ended			Six Months Ended
	June 30, 2018	June 30, 2017	Var %	June 30, 2018	June 30, 2017	Var %
Revenue	$44,790	37,859	18%	91,353	76,360	20%
Adjusted EBITDA (1)	23,514	18,875	25%	47,739	39,421	21%
Cash Flow from operations	23,495	18,986	24%	47,576	39,403	21%
Gross profit	24,961	17,502	43%	50,181	37,418	34%
Income Tax Expense	(8,343)	(5,184)	61%	(15,757)	(9,742)	62%
Net Income	13,319	9,761	36%	28,420	21,643	31%

Net production revenue per tonne of ore milled (2)	158.40	152.66	4%	163.46	155.37	5%
Cash cost per tonne of ore milled (2)	60.51	64.63	-6%	61.75	61.13	1%

Cash cost per zinc equivalent payable pound (2)	0.50	0.48	4%	0.54	0.45	20%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.72	0.76	-5%	0.77	0.69	13%

(In thousands of US dollars, unless otherwise stated)	June 30, 2018	December 31, 2017
Cash and cash equivalents	$20,337	19,908
Assets	160,923	140,414
Liabilities	51,805	50,844
Equity	109,118	89,570

1 Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.
2 All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company's MD&A.

Corona's Financial Highlights for the Three and Six Months Ended June 30, 2018

  Revenues of $44.8 million for Q2 2018 compared to $37.9 million in Q2 2017 and revenues of $91.4 million in H1 2018 compared to $76.4 million in H1 2017. The increase in revenues during H1 2018 was due to a 13% increase in tonnes processed, higher head grades for copper and gold, and higher recoveries for copper. Increases in the prices of copper (20%), zinc (10%), lead (19%), and gold (5%) also contributed to the revenue improvement.
  Cash cost per zinc equivalent pound sold at the Yauricocha Mine of $0.50 for Q2 2018 compared to $0.48 for Q2 2017 and $0.54 for H1 2018 compared to $0.45 for H1 2017. All-in sustaining cost ("AISC") per zinc equivalent pound sold of $0.72 for Q2 2018 compared to $0.76 for Q2 2017 and $0.77 for H1 2018 compared to $0.69 for H1 2017. The decrease in the AISC per zinc equivalent payable pound for Q2 2018 compared to Q2 2017 was a result of lower sustaining capital expenditures, while zinc equivalent payable pounds and cash costs remained consistent. The increase in AISC during H1 2018 compared to H1 2017 were a result of fewer zinc equivalent pounds sold, despite higher throughput due to lower head grades; as well as slight increases to administrative costs and operating costs which included infill drilling and drift development costs that will be utilized within one year, and thus are included in opex.
  Adjusted EBITDA of $23.5 million for Q2 2018 compared to $18.9 million for Q2 2017 and $47.7 million for H1 2018 compared to $39.4 million for H1 2017. The increase in adjusted EBITDA for Q2 and H1 2018 was primarily due to the increase in throughput, metal production, and metal prices discussed previously.
  Operating cash flows before movements in working capital of $23.5 million for Q2 2018, compared to US$19.0 million for Q2 2017 and $47.6 million for H1 2018 compared to $39.4 million for H1 2017. The increase in operating cash flows before movements in working capital for Q2 and H1 2018 was primarily due to the increase in revenues, discussed previously.
  Cash and cash equivalents of $20.3 million as at June 30, 2018, compared to $19.9 million as at December 31, 2017. Cash and cash equivalents increased by $0.4 million which was driven by operating cash flows of $25.2 million, and $5.0 million being drawn from a short term revolving line of credit for working capital purposes, partially offset by capital expenditures of $13.0 million, debt and interest payments of $3.2 million, intercompany loans of $4.8 million, and dividends paid of $8.8 million.
  Net income of $13.3 million, or $0.37 per share for Q2 2018 compared to net income of $9.8 million, or $0.27 per share for Q2 2017. Net income of $28.4 million, or $0.79 per share for H1 2018 compared to net income of $21.6 million, or $0.60 per share for H1 2017.

Corona's Operational Highlights for the Three and Six Months Ended June 30, 2018:

The following table displays the production results for the three and six months ended June 30, 2018:

Yauricocha Production	3 Months Ended			6 Months Ended
	Q2 2018	Q2 2017	% Var.	Q2 2018	Q2 2017	% Var.
Tonnes processed (mt)	283,450	237,912	19%	554,839	489,092	13%
Daily throughput	3,239	2,719	19%	3,171	2,795	13%
Silver grade (g/t)	59.19	76.08	-22%	59.35	78.80	-25%
Copper grade	0.95%	0.69%	38%	0.92%	0.75%	22%
Lead grade	1.28%	1.81%	-29%	1.27%	1.79%	-29%
Zinc grade	3.66%	3.88%	-6%	3.56%	3.74%	-5%
Gold Grade (g/t)	0.54	0.49	11%	0.57	0.52	9%
Silver recovery	72.71%	76.97%	-6%	72.71%	76.43%	-5%
Copper recovery	65.37%	60.65%	8%	65.37%	61.39%	6%
Lead recovery	84.82%	84.32%	1%	84.82%	85.15%	0%
Zinc recovery	88.73%	89.84%	-1%	88.73%	89.48%	-1%
Gold Recovery	16.48%	15.21%	8%	16.48%	16.33%	1%
Silver ounces (000's)	392	448	-12%	758	947	-20%
Copper pounds (000's)	3,884	2,192	77%	7,611	4,975	53%
Lead pounds (000's)	6,809	8,010	-15%	12,878	16,392	-21%
Zinc pounds (000's)	20,300	18,268	11%	38,443	36,041	7%
Gold ounces	807	566	43%	1,642	1,344	22%
Silver equivalent ounces (000's)(1)	3,361	2,551	32%	6,610	5,288	25%
Copper equivalent pounds (000's)(1)	17,624	17,029	3%	34,932	35,383	-1%
Zinc equivalent pounds (000's)(1)	39,841	36,612	9%	74,468	74,777	0%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

Qualified Persons

All production technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company remains focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and the Toronto Stock Exchange under the symbol "SMT" and the NYSE AMERICAN Exchange under the symbol "SMTS."

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 17:00e 30-JUL-18